SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 18 June 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Material Change Report – Final Prospectus Filing

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

June 8, 2012

3.	NEWS RELEASE

A news release was issued before markets opened on June 8, 2012 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company filed the final prospectus (the “Prospectus”) outlining the details of a rights offering (the “Rights Offering”) in which all existing shareholders of the Company may, subject to applicable law, participate on an equal, proportional basis in purchasing common shares in the capital of the Company (“Common Shares”) pursuant to a basic subscription privilege and, if available, an additional subscription privilege. The rights offering is expected to raise approximately US$1.8 billion in gross proceeds and is part of the comprehensive financing plan to continue the development of the Oyu Tolgoi Project contemplated by the memorandum of agreement dated April 17, 2012, as amended, among the Company, Rio Tinto International Holdings Limited (“Rio Tinto”) and Rio Tinto South East Asia Limited (the “MOA”).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company filed the Prospectus outlining the details of the Rights Offering in which all existing shareholders of the Company may, subject to applicable law, participate on an equal, proportional basis in purchasing Common Shares. The Rights Offering is expected to raise approximately US$1.8 billion in gross proceeds and is part of the comprehensive financing plan to continue the development of the Oyu Tolgoi Project contemplated by the MOA.

Certain key terms of the Rights Offering are as follows:

•

Each shareholder of record on June 19, 2012, the record date for the Rights Offering (the “Record Date”), will receive one transferable right (a “Right”) for each Common Share owned as of the Record Date.

•	Every 20 Rights will entitle the holder to purchase 7 Common Shares of the Company at a price per Common Share equal to the Subscription Price (as defined below).

•

The subscription price for a Common Share pursuant to the exercise of Rights (the “Subscription Price”) will be, at the Rights holder’s election, either US$7.00 per Common Share or Cdn$7.17 per Common Share. The US and Canadian dollar Subscription Prices represent a discount of approximately 32% to the closing prices of US$10.31 on the New York Stock Exchange (“NYSE”) and Cdn$10.62 on the Toronto Stock Exchange (“TSX”) on June 7, 2012.

•	Approximately 260 million Common Shares are expected to be issued under the Rights Offering, which would represent approximately 35% of the Company’s currently outstanding Common Shares.

•	The Prospectus and a Rights certificate will be mailed on June 27, 2012 (the “Mailing Date”) to each shareholder who was a shareholder as of the Record Date.

•	The Rights will be exercisable for 22 days from the Mailing Date and will expire at 5:00 p.m. Eastern Standard Time (EST) on July 19, 2012 (the “Expiry Date”).

•

Shareholders who do not wish to exercise their Rights to buy Common Shares under the Rights Offering will have the option of selling their Rights through the TSX, the NYSE or the NASDAQ Stock Market (“NASDAQ”).

•

Trading of the Rights began on the TSX on June 14, 2012 and will stop at noon (EST) on Expiry Date. On the NYSE and NASDAQ, trading of the Rights also began on June 14, 2012 and will stop at the close of trading on July 18, 2012. The Rights will be listed for trading on the TSX under the symbol IVN.RT. The Rights will be admitted for trading on the NYSE and NASDAQ under the symbols IVN.WIRT and IVN.V, respectively, until regular way trading on the NYSE and NASDAQ begins. Once regular way trading starts, the Rights will trade on the NYSE and NASDAQ under the symbols IVN.RT and IVN.R, respectively.

•

Shareholders who do not exercise all of their Rights will have their present equity ownership interests in the Company reduced, as a percentage of the total outstanding Common Shares, as a result of the Rights Offering.

Pursuant to the terms of the MOA, Rio Tinto has committed to take up its full basic subscription privilege under the Rights Offering with respect to its 51% shareholding in the Company, subject to certain conditions. Rio Tinto will also provide a standby commitment (the “Standby Commitment”) for the full amount of the US$1.8 billion Rights Offering, subject to certain conditions including the price of the Common Shares on the NYSE not falling below the Subscription Price at any time on or after the fifth business day before the Expiry Date. Under the Standby Commitment, Rio Tinto is required to acquire any common shares not taken up under the Rights Offering.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly Bartlett

Vice President and Corporate Secretary

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 18th day of June, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 18 June 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary